SECURITIES ACQUISITION REPORT

Under

Section 111(1)(b) of the Securities Act (British Columbia)

Section 176(1)(d) of the Securities Act (Alberta)

Section 110(1)(d) of the Securities Act (Saskatchewan)

Section 92(1)(b) of the Securities Act (Manitoba)

Section 101 of the Securities Act (Ontario)

Sections 147.10 and 147.11 of the Securities Act (Québec)

Section 107(1)(b) of the Securities Act (Nova Scotia)

Section 102(1)(b) of the Securities Act (Newfoundland)

National Instrument 62-103

1.	Name and address of the offeror:

Noranda Inc. (“Noranda”)

BCE Place, 181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

2.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On April 29, 2005, Noranda took up 63,377,140 common shares of Noranda (the “Exchanged Shares”), representing approximately 21% of the issued and outstanding common shares of Noranda (the “Common Shares”), pursuant to Noranda’s offer to exchange dated March 24, 2005 (the “Issuer Bid”).

3.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Immediately following the acquisition of the Exchanged Shares, Noranda cancelled all of the Exchanged Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which
	(a)	the offeror, either alone or together with any joint actors, has ownership and control:

See response to paragraph 3 above.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable. The acquisition of the Exchanged Shares was made by Noranda under the terms and conditions of the Issuer Bid.

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Noranda purchased the Exchanged Shares for cancellation pursuant to the terms of the Issuer Bid. Noranda does not currently intend to acquire additional Common Shares.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Noranda entered into a lock-up agreement with Brascan Corporation (“Brascan”) dated March 8, 2005 (the “Lock-Up Agreement”) pursuant to which, subject to the satisfaction of certain conditions, Noranda agreed to make the Issuer Bid and Brascan agreed to deposit or cause to be deposited all of the Common Shares owned by it or any of its wholly-owned subsidiaries. As of March 9, 2005, Brascan owned, directly or indirectly, 122,597,952 Common Shares, or approximately 41% of the outstanding Common Shares. Pursuant to the Lock-Up Agreement, Brascan agreed to vote in favour of any resolution of Noranda in order to give effect to the Issuer Bid.

Under the Lock-Up Agreement, Brascan was not obliged to deposit its Common Shares in favour of the Issuer Bid (and was permitted to withdraw any number of deposited shares) in the event it received a bona fide arm’s length third party offer to acquire its Common Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arose, in either case that the board of directors of Brascan, in its sole discretion, would have considered more favourable than the Issuer Bid. Brascan was granted the option to satisfy its obligation under the Lock-Up Agreement by participating in the “holding company alternative” described in the Issuer Bid circular.

Noranda also entered into a registration rights agreement with Brascan dated March 8, 2005 providing for the qualification for sale by prospectus of any remaining Common Shares owned by Brascan in certain circumstances following completion of the Issuer Bid.

8.	Names of any joint actors in connection with the disclosure required by this Appendix:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Each Exchanged Share was exchanged for 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3, representing a value of US$19.72 per Exchanged Share. Fractional Junior Preference Shares were not issuable under the Issuer Bid. Instead of receiving a fractional Junior Preference Share, holders of Exchanged Shares received a cash payment equal to such fraction multiplied by US$25.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

DATED the 3rd day of May, 2005.

NORANDA INC.

Per: ___”Steven Douglas”____________
Steven Douglas
Vice-President and Chief Financial
Officer